# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIVE STAR BANCORP, CIK 0001275168
CUSIP: 33830T103
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 3100 ZINFANDEL DRIVE, SUITE 100, RANCHO CORDOVA, California (CA), 95670
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001857846

## Reporting persons
- Oates-Fairrington Kathryn Ruth: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,276,330; sole dispositive power 0; shared dispositive power 1,276,330; aggregate amount beneficially owned 1,276,330 (6% of the class)
- Oates Philip David: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,203,186; sole dispositive power 0; shared dispositive power 1,203,186; aggregate amount beneficially owned 1,203,186 (5.6% of the class)

## Item 1. Issuer
Name of issuer: FIVE STAR BANCORP
Address of issuer's principal executive offices: 3100 ZINFANDEL DRIVE, SUITE 100, RANCHO CORDOVA, CALIFORNIA, 95670.

## Item 2. Person Filing
Name of person filing:
Kathryn Ruth Oates-Fairrington
Philip David Oates
Address of principal business office or, if none, residence:
555 Capitol Mall, Suite 900
Sacramento, California 95814
Citizenship:
Kathryn Ruth Oates-Fairrington - United States of America
Philip David Oates - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kathryn Ruth Oates-Fairrington - 1,276,330
Consists of: (i) 265,552 Shares held by The Gregory Fairrington & Kathryn Oates-Fairrington Living Trust dated September 15, 2011, of which Kathryn Ruth Oates-Fairrington is one of two trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust, and (ii) 1,010,778 Shares held by the Oates Administrative Trust, of which Kathryn Oates-Fairrington is one of three trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust.

Philip David Oates - 1,203,186
Consists of: (i) 192,408 Shares held by The Philip and Jana Oates Family Trust dated October 11, 2002, of which Philip David Oates is one of two trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust, and (ii) 1,010,778 Shares held by the Oates Administrative Trust, of which Philip David Oates is one of three trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust.
Percent of class:
Kathryn Ruth Oates-Fairrington - 6.0%

Philip David Oates - 5.6%

Percentages are based upon 21,329,235 Shares outstanding of the Issuer as of February 25, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2025.
Sole power to vote or to direct the vote:
Kathryn Ruth Oates-Fairrington - 0

Philip David Oates - 0
Shared power to vote or to direct the vote:
Kathryn Ruth Oates-Fairrington - 1,161,387
Consists of: (i) 265,552 Shares held by The Gregory Fairrington & Kathryn Oates-Fairrington Living Trust dated September 15, 2011, of which Kathryn Ruth Oates-Fairrington is one of two trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust, and (ii) 1,010,778 Shares held by the Oates Administrative Trust, of which Kathryn Oates-Fairrington is one of three trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust.

Philip David Oates - 1,088,243
Consists of: (i) 192,408 Shares held by The Philip and Jana Oates Family Trust dated October 11, 2002, of which Philip David Oates is one of two trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust, and (ii) 1,010,778 Shares held by the Oates Administrative Trust, of which Philip David Oates is one of three trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust.
Sole power to dispose or to direct the disposition:
Kathryn Ruth Oates-Fairrington - 0

Philip David Oates - 0
Shared power to dispose or to direct the disposition:
Kathryn Ruth Oates-Fairrington - 1,161,387
Consists of: (i) 265,552 Shares held by The Gregory Fairrington & Kathryn Oates-Fairrington Living Trust dated September 15, 2011, of which Kathryn Ruth Oates-Fairrington is one of two trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust, and (ii) 1,010,778 Shares held by the Oates Administrative Trust, of which Kathryn Oates-Fairrington is one of three trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust.

Philip David Oates - 1,088,243
Consists of: (i) 192,408 Shares held by The Philip and Jana Oates Family Trust dated October 11, 2002, of which Philip David Oates is one of two trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust, and (ii) 1,010,778 Shares held by the Oates Administrative Trust, of which Philip David Oates is one of three trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Oates-Fairrington Kathryn Ruth: Kathryn Ruth Oates-Fairrington, Kathryn Ruth Oates-Fairrington (04/02/2025)
- Oates Philip David: Philip David Oates, Philip David Oates (04/01/2025)